Exhibit 8.1

Subsidiaries of the Registrant

Company Name	State or Jurisdiction of Incorporation
Converium Rückversicherung (Deutschland) AG	Germany
Converium Finance S.A.	Luxembourg
Converium AG	Switzerland
Converium Holdings (North America) Inc.	Delaware
Converium Reinsurance (North America) Inc.	Connecticut
Converium Insurance (North America) Inc.	New Jersey
Converium Holding (UK) Ltd	UK
Converium Insurance (UK) Ltd	UK
Converium London Management Ltd	UK
Converium Underwriting Ltd	UK
Converium IP Management Ltd	Bermuda
Converium Finance (Bermuda) Ltd	Bermuda